SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

P.E.

May 24, 2002

KPNQWEST N.V.

Polaris Avenue 97
2132 JH Hoofddorp
The Netherlands
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F __X__ Form 40-F _____

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_____

KPNQwest N.V.

Table of Contents

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: May 24, 2002

KPNQwest N.V.
(Registrant)

By: [signature]
Name: J. Weston Peterson
Title: Vice President

kpn/Qwest

News

ADMINISTRATORS APPOINTED TO WORK WITH KPNQWEST NV

Hoofddorp, The Netherlands, Friday 24th May 2002 – KPNQwest NV announces that it has started discussions with the court appointed administrators, following the company's filing for a moratorium.

The first focus of the administrators, E.T. Meijer and J.C. van Apeldoorn, will be to preserve the business as an ongoing entity and to continue discussions with potential strategic investors.

The Company continues to believe that there is substantial risk that there may be no underlying value to either its debt or equity securities.

About KPNQwest
KPNQwest (NASDAQ & ASE: KQIP), a leading pan-European data communications and hosting company, delivers a full range of carrier and corporate networking solutions, hosting and Internet services across an 18-country 25,000 km European footprint, interoperable with the 300,000km Qwest global network. The Company owns and operates the EuroRings™, the fastest, most advanced fibre-optic backbone in Europe, which connects 60 cities, 14 of them with extensive Metropolitan Area Networks, and a network of 28 ultra-secure hosting facilities, the KPNQwest CyberCentres™. For more information please visit the KPNQwest website at: www.kpnqwest.com

For further information, please contact:
Piers Schreiber
Corporate Communications - KPNQwest
Tel: +31 23 568 7612
Email: piers.schreiber@kpnqwest.com

Jerry Yohananov
Investor Relations – KPNQwest
Tel: +31 23 568 7602
Email: jerry.yohananov@kpnqwest.com